                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                                  SEITEL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    816074405
                                 (CUSIP Number)

                                   CARL KRASIK
                          MELLON FINANCIAL CORPORATION
                                ONE MELLON CENTER
                            PITTSBURGH, PENNSYLVANIA
                             TELEPHONE: 412-234-5222
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 11,2004
             (Date of event which requires filing of this statement)
    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [X].

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 816074405
================================================================================
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Mellon Financial Corporation, I.R.S. No. 25-1233834
================================================================================
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]
(b)[ ]
================================================================================
(3) SEC USE ONLY
================================================================================
(4) SOURCE OF FUNDS
OO
================================================================================
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
================================================================================
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania
================================================================================
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
(7) SOLE VOTING POWER 36,011,851

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 36,011,851

(10) SHARED DISPOSITIVE POWER -0-
================================================================================
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
36,011,851
================================================================================
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
================================================================================
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8%
================================================================================
(14) TYPE OF REPORTING PERSON
HC,CO
================================================================================

CUSIP No. 816074405
================================================================================
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Mellon HBV Alternative Strategies Holdings LLC, I.R.S. No. 45-1542297
================================================================================
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]
(b)[ ]
================================================================================
(3) SEC USE ONLY
================================================================================
(4) SOURCE OF FUNDS
OO
================================================================================
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
================================================================================
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
================================================================================
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
(7) SOLE VOTING POWER 36,011,851

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 36,011,851

(10) SHARED DISPOSITIVE POWER -0-
================================================================================
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
36,011,851
================================================================================
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
================================================================================
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8%
================================================================================
(14) TYPE OF REPORTING PERSON
HC,OO
================================================================================

CUSIP No. 816074405
================================================================================
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Mellon HBV Alternative Strategies LLC, I.R.S. No. 13-4050836
================================================================================
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]
(b)[ ]
================================================================================
(3) SEC USE ONLY
================================================================================
(4) SOURCE OF FUNDS
OO
================================================================================
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
================================================================================
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
================================================================================
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
(7) SOLE VOTING POWER 36,011,851

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 36,011,851

(10) SHARED DISPOSITIVE POWER -0-
================================================================================
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
36,011,851
================================================================================
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
================================================================================
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8%
================================================================================
(14) TYPE OF REPORTING PERSON
IA,OO
================================================================================

CUSIP No. 816074405
================================================================================
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Mellon HBV Company, Ltd., (No I.R.S. No. - Cayman Company)
================================================================================
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]
(b)[ ]
================================================================================
(3) SEC USE ONLY
================================================================================
(4) SOURCE OF FUNDS
OO
================================================================================
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)[ ]
================================================================================
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
================================================================================
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
(7) SOLE VOTING POWER 28,923,628

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 28,923,628

(10) SHARED DISPOSITIVE POWER -0-
================================================================================
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
30,061,628
================================================================================
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
================================================================================
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.2%
================================================================================
(14) TYPE OF REPORTING PERSON
CO
================================================================================

CUSIP No. 816074405
================================================================================
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Mellon HBV Master Multi-Strategy Fund L.P. I.R.S. No. 75-2995342
================================================================================
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]
(b)[ ]
================================================================================
(3) SEC USE ONLY
================================================================================
(4) SOURCE OF FUNDS
PF
================================================================================
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
================================================================================
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
================================================================================
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
(7) SOLE VOTING POWER 17,065,545

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 17,065,545

(10) SHARED DISPOSITIVE POWER -0-
================================================================================
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
17,065,545
================================================================================
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
================================================================================
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3%
================================================================================
(14) TYPE OF REPORTING PERSON
PN
================================================================================

CUSIP No. 816074405
================================================================================
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Mellon HBV Master Rediscovered Opportunities Fund L.P., I.R.S. No. 98-0366054
================================================================================
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]
(b)[ ]
================================================================================
(3) SEC USE ONLY
================================================================================
(4) SOURCE OF FUNDS
PF
================================================================================
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
================================================================================
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
================================================================================
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
(7) SOLE VOTING POWER 9,929,786

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 9,929,786

(10) SHARED DISPOSITIVE POWER -0-
================================================================================
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
9,929,786
================================================================================
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
================================================================================
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0%
================================================================================
(14) TYPE OF REPORTING PERSON
PN
================================================================================

                             INTRODUCTORY STATEMENT

      This Statement is a joint filing which constitutes Amendment No. 4 to the initial statement on Schedule 13D filing (the "Initial Statement") of Mellon Financial Corporation, Mellon HBV Alternative Strategies Holdings LLC, Mellon HBV Alternative Strategies LLC, Mellon HBV Company, Ltd. and Mellon HBV Master Multi-Strategy Fund L.P., in each case with respect to the Common Stock of Seitel, Inc. (the "Company"). The purpose of this Amendment No. 4 is to amend
Item 4 of the Schedule 13D as previously filed and amended by the Reporting Persons. The information below supplements the information previously provided. Capitalized terms used in this Statement without being defined herein have the meanings given to them in the Initial Statement.

ITEM 1. SECURITY AND ISSUER

      The title of the class of equity securities to which this Statement relates is the common stock of Seitel, Inc. (the "Common Stock"). The principal executive offices of the Company are located at 50 Briar Hollow Lane, West Building, 7th Floor, Houston, Texas 77027.

ITEM 4. PURPOSE OF TRANSACTION.

      On November 11,2004, the Chairman of the Board of Seitel sent a letter (the "Seitel Letter") to Mellon HBV and ValueAct Capital. In the Seitel Letter the Chairman said that he appreciated the support of Mellon HBV and ValueAct Capital and, if the shareholders approve an amendment to the Company's Certificate of Incorporation to expand the size of the Board from seven to nine directors, he would fully support their request to have Messrs. Golding and Flannery elected to the Board. A copy of the Seitel Letter is filed herewith as
Exhibit 4 and incorporated herein by reference.

      The Mellon Entities may at any time reconsider and change their plans and proposals relating to the foregoing or any of the items in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.       Title
-----------       -----
4.                Letter to Mellon HBV Alternative Strategies LLC and
                  ValueAct Capital from Chairman of Seitel

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct. Pursuant to the authorizations contained in the Initial Statement or filed herewith, this filing is signed by Mellon Financial Corporation on behalf of all Reporting Entities.

Dated: November 15,2004

                                  MELLON FINANCIAL CORPORATION

                                  By: /s/ Catherine L. Neiport
                                  -----------------------------
                                  Name: Catherine L. Neiport
                                  Title: Attorney-In-Fact

The undersigned hereby authorizes Mellon Financial Corporation, in accordance with Rule 13d-l(f)(l) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), to file on its behalf any statement on Schedule 13D required to be signed by the undersigned pursuant to Rule 13d-1 under the 1934 Act and any amendment thereto pursuant to Rule 13d-2 under the 1934 Act. The undersigned represents that it is individually eligible to use Schedule 13D, and acknowledges its responsibility for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein. However, the undersigned is not responsible for the completeness or accuracy of the information concerning the other entities making the filing on Schedule 13D unless it knows or has reason to believe that such information is inaccurate.

Date: November 15,2004

MELLON HBV MASTER REDISCOVERED
OPPORTUNITIES FUND, L.P., by Mellon HBV
Alternative Strategies, LLC, Investment Adviser

/s/ Catherine L. Neiport
-----------------------------
Name: Catherine L. Neiport
Title Attorney-in-Fact

                                                                         Annex A

                       Executive Officers and Directors of
                 Mellon HBV Alternative Strategies Holdings LLC
                      Mellon HBV Alternative Strategies LLC
            and Mellon HBV Company, Ltd. (the "Mellon HBV Entities")

           NAME AND BUSINESS ADDRESS                     TITLE WITH EACH
                                                        MELLON HBV ENTITY
William F. Harley, III                            Manager/Director; President
c/o Mellon HBV Alternative Strategies LLC
200 Park Avenue, Suite 300
New York, NY 10166-3399

Edward A. Schinik                                 Manager/Director; Secretary,
c/o Mellon HBV Alternative Strategies LLC         Treasurer
200 Park Avenue, Suite 300
New York, NY 10166-3399

John J. Nagorniak                                 Manager/Director
c/o Mellon HBV Alternative Strategies LLC Inc.
200 Park Avenue, Suite 300
New York, NY 10166-3399

Patrick Sheppard                                  Manager/Director
c/o Mellon HBV Alternative Strategies LLC
200 Park Avenue, Suite 300
New York, NY 10166-3399

        Each of the above individuals is a citizen of the United States.

                                                                         Annex B

                      Executive Officers and Directors of
                          Mellon Financial Corporation

        DIRECTOR                             PRINCIPAL OCCUPATION
Ruth E. Bruch                 Senior Vice President and Chief Information
                              Officer, Lucent Technologies, Inc., Murray Hill,
                              NJ (communications networking solutions)

Paul L. Cejas                 Chief Executive Officer, PLC Investments Inc.,
                              Miami Beach, FL (investment management)

Jared L. Cohon                President, Carnegie Mellon University, Pittsburgh,
                              PA (private coeducational research university)

Steven G. Elliott             Senior Vice Chairman, Mellon Financial Corporation
                              and Mellon Bank, N.A., Pittsburgh, PA

Ira J. Gumberg                President and Chief Executive Officer, J.J.
                              Gumberg Co., Pittsburgh, PA (real estate
                              development and acquisition)

Edmund F. Kelly               Chairman, Liberty Mutual Group, Boston, MA
                              (insurance)

Edward J. McAniff             Of Counsel, O'Melveny & Myers, Los Angeles, CA
                              (full-service law firm)

Martin G. McGuinn             Chairman and Chief Executive Officer, Mellon
                              Financial Corporation; Chairman, President and
                              Chief Executive Officer, Mellon Bank, N.A.,
                              Pittsburgh, PA

Robert Mehrabian              Chairman, President and Chief Executive Officer,
                              Teledyne Technologies, Incorporated, Los Angeles,
                              CA (advanced industrial technologies)

Seward Prosser Mellon         President and Chief Executive Officer, Richard K.
                              Mellon and Sons (investments) and Richard King
                              Mellon Foundation (Philanthropy), Ligonier, PA

Mark A. Nordenberg            Chancellor, University of Pittsburgh, Pittsburgh,
                              PA (major public research university)

James F. Orr III              Chairman, The Rockefeller Foundation, New York, NY
                              (philanthropy)

David S. Shapira              Chairman and Chief Executive Officer, Giant Eagle,
                              Inc., Pittsburgh, PA (retail grocery store chain)

William E. Strickland, Jr     President and Chief Executive Officer, Manchester
                              Bidwell Corporation, Pittsburgh, PA (education of
                              inner-city youth and economically disadvantaged
                              individuals)

John P. Surma                 President and Chief Operating Officer, United
                              States Steel Corporation, Pittsburgh, PA (steel
                              manufacturing)

Wesley W. von Schack          Chairman, President and Chief Executive Officer,
                              Energy East Corporation, Binghamton, NY (energy
                              services company)

              Executive Officers of Mellon Financial Corporation:

          NAME                               PRINCIPAL OCCUPATION
Martin G. McGuinn             Chairman and Chief Executive Officer, Mellon
                              Financial Corporation; Chairman, President and
                              Chief Executive Officer, Mellon Bank, N.A.

Steven G. Elliott             Senior Vice Chairman, Mellon Financial Corporation
                              and Mellon Bank, N.A.

James D. Aramanda             Vice Chairman, Mellon Financial Corporation and
                              Mellon Bank, N.A.

Stephen E. Canter             Vice Chairman, Mellon Financial Corporation and
                              Mellon Bank, N.A.

David F. Lamere               Vice Chairman, Mellon Financial Corporation and
                              Mellon Bank, N.A.

Ronald P. O'Hanley            Vice Chairman, Mellon Financial Corporation and
                              Mellon Bank, N.A.

James P. Palermo              Vice Chairman, Mellon Financial Corporation and
                              Mellon Bank, N.A.

Allan P. Woods                Vice Chairman and Chief Information Officer,
                              Mellon Financial Corporation and Mellon Bank, N.A.

John T. Chesko                Vice Chairman and Chief Compliance Officer, Mellon
                              Financial Corporation and Mellon Bank, N.A.

Michael A. Bryson             Chief Financial Officer, Mellon Financial
                              Corporation; EVP and Chief Financial Officer,
                              Mellon Bank, N.A.

Timothy P. Robison            Chief Risk Officer, Mellon Financial Corporation;
                              Executive Vice President and Chief Risk Officer,
                              Mellon Bank, N.A.

Leo Y. AU                     Treasurer, Mellon Financial Corporation; Senior
                              Vice President, Manager, Corporate Treasury Group,
                              Mellon Bank, N.A.

Michael K. Hughey             Senior Vice President and Controller, Mellon
                              Financial Corporation; Senior Vice President,
                              Director of Taxes and Controller, Mellon
                              Bank, N.A.

Each of the individuals listed above is a citizen of the United States of America. The business address of each individual listed above is:

c/o Mellon Financial Corporation
4826 One Mellon Center
Pittsburgh, PA 1525

                                                                       Exhibit 4
(SEITEL LETTERHEAD)

                                NOVEMBER 11, 2004

Mr. Peter H. Kamin, Partner
ValueAct Capital
435 Pacific Avenue
San Francisco, CA   94133

Mr. George J. Konomos, Portfolio Manager
Mellon HBV Alternative
Strategies LLC
200 Park Avenue, Suite 300
New York, NY 10166-3399

Gentlemen:

      Thanks for your letter of November 3rd. The support of ValueAct and Mellon is much appreciated and, I believe, in the best interest of Seitel and its shareholders.

      By now you may have received a proxy statement for a special meeting of shareholders that is to be held on December 15th. At that meeting, shareholders will be asked to approve an amendment to the Company's Certificate of Incorporation to expand the authorized complement of the board to a maximum of nine members. If approved, the amendment would make room for additional well-qualified director candidates such as those you propose. As you know, our corporate governance procedures require that nominees for board positions be vetted and recommended by the Governance Committee, and I believe that the names of your suggested nominees are before that Committee for review. I am fully supportive of your desire to have Messrs. Golding and Flannery elected to our board, and I have no reason to believe that these individuals will not pass muster with the Committee or be viewed by the full board as anything other than highly desirable potential directors.

      I know you will appreciate that while I would welcome your nominees to the board, I am not in a position to offer you any assurances at this time beyond my good intentions.

                                        Stay tuned for further developments.

                                        Very truly yours,

                                        /s/ Fred S. Zeidman/pad
                                        Fred S. Zeidman
                                        Chairman of the Board

FSZ/pad

cc:   Board of Directors of Seitel, Inc.
      Mr. T. William Porter, Porter & Hedges
      Mr. Robert D. Monson, CFO/Seitel, Inc.